UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C. 20549

                            SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 5 )*


                       DDL Electronics. Inc.
                 --------------------------------
                         (Name of Issuer)

                   Common Stock (Par value $.01)
                 --------------------------------
                   (Title of Class of Securities)

                            233167 105
                 --------------------------------
                          (CUSIP Number)

Ronald J. Vannuki, 100 Wilshire Blvd., 15th Floor, Santa Monica, Ca.  90401
                          (310) 917-6600
-----------------------------------------------------------------------------
  (Name, Address and Telephone Number of Person Authorized to Receive
     Notices and Communications)

                           September 30, 1997
         -------------------------------------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule l3D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies should be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                          Schedule 13D

CUSIP No. 233167 105

1.  Name of reporting person

      Fortuna Investment Partners, L.P.

2.  Check the appropriate box if a member of a group  (a)[ ]  (b)[x]

3.  SEC use only.

4.  Source of funds.

      WC

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or place of organization

      California

7. Number of shares beneficially owned by each reporting person with sole voting power

      0

8. Number of shares beneficially owned by each reporting person with shared voting power

      825,630

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

      0

10. Number of shares beneficially owned by each reporting person with shared dispositive power

      825,630

11. Aggregate amount beneficially owned by each reporting person.

      825,630

12. Check box if the aggregate amount in Row 11 excludes certain shares [ ]

13. Percent of class presented by amount in Row 11

      3.4%

14. Type of reporting person

      PN

                          Schedule 13D

CUSIP No. 233167 105

1.  Name of reporting person

      Fortuna Capital Management, Inc.

2.  Check the appropriate box if a member of a group  (a)[ ]  (b)[x]

3.  SEC use only.

4.  Source of funds.

      N/A

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or place of organization

      California

7. Number of shares beneficially owned by each reporting person with sole voting power

      0

8. Number of shares beneficially owned by each reporting person with shared voting power

      975,630

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

      0

10. Number of shares beneficially owned by each reporting person with shared dispositive power

      975,630

11. Aggregate amount beneficially owned by each reporting person.

      975,630

12. Check box if the aggregate amount in Row 11 excludes certain shares [ ]

13. Percent of class presented by amount in Row 11

      3.9%

14. Type of reporting person

      CO

                  Schedule 13D

CUSIP No. 233167 105

1.  Name of reporting person

      Ronald J.  Vannuki

2.  Check the appropriate box if a member of a group  (a)[ ]  (b)[x]

3.  SEC use only.

4.  Source of funds.

      PF  (with respect to shares over which Mr. Vannuki has sole dispositive power)
      N/A (with respect to all other shares in which Mr. Vannuki has a beneficial interest)

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or place of organization

      USA

7. Number of shares beneficially owned by each reporting person with sole voting power

      3,500

8. Number of shares beneficially owned by each reporting person with shared voting power

      1,209,357

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

      3,500

10. Number of shares beneficially owned by each reporting person with shared dispositive power

      1,209,357

11. Aggregate amount beneficially owned by each reporting person.

      1,212,857

12. Check box if the aggregate amount in Row 11 excludes certain shares [ ]

13. Percent of class presented by amount in Row 11

      4.9%

14. Type of reporting person

      IN

                          Schedule 13D

CUSIP No. 233167 105

1.  Name of reporting person

      Richard Fechtor

2.  Check the appropriate box if a member of a group  (a)[ ]  (b)[x]

3.  SEC use only.

4.  Source of funds.

      PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or place of organization

      USA

7. Number of shares beneficially owned by each reporting person with sole voting power

      578,550

8. Number of shares beneficially owned by each reporting person with shared voting power

      0

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

      578,550

10. Number of shares beneficially owned by each reporting person with shared dispositive power

      0

11. Aggregate amount beneficially owned by each reporting person.

      578,550

12. Check box if the aggregate amount in Row 11 excludes certain shares [ ]

13. Percent of class presented by amount in Row 11

      2.4%

14. Type of reporting person

      IN

                          Schedule 13D

CUSIP No. 233167 105

1.  Name of reporting person

      Fortuna Advisors, Inc.

2.  Check the appropriate box if a member of a group  (a)[ ]  (b)[x]

3.  SEC use only.

4.  Source of funds.

      N/A

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or place of organization

      California

7. Number of shares beneficially owned by each reporting person with sole voting power

      0

8. Number of shares beneficially owned by each reporting person with shared voting power

      0

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

      0

10. Number of shares beneficially owned by each reporting person with shared dispositive power

      932,254

11. Aggregate amount beneficially owned by each reporting person.

      932,254

12. Check box if the aggregate amount in Row 11 excludes certain shares [ ]

13. Percent of class presented by amount in Row 11

      3.8%

14. Type of reporting person

      CO

                  Schedule 13D

CUSIP No. 233167 105

1.  Name of reporting person

      Karen B. Brenner

2.  Check the appropriate box if a member of a group  (a)[ ]  (b)[x]

3.  SEC use only.

4.  Source of funds.

      PF  (with respect to shares over which Ms. Brenner has sole dispositive power)
      N/A (with respect to all other shares in which Ms. Brenner has a beneficial interest)

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or place of organization

     USA

7. Number of shares beneficially owned by each reporting person with sole voting power

      178,400

8. Number of shares beneficially owned by each reporting person with shared voting power

      0

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

      178,400

10. Number of shares beneficially owned by each reporting person with shared dispositive power

      932,254

11. Aggregate amount beneficially owned by each reporting person.

      1,110,654

12. Check box if the aggregate amount in Row 11 excludes certain shares [ ]

13. Percent of class presented by amount in Row 11

      4.5%

14. Type of reporting person

      IN

                  Schedule 13D

CUSIP No. 233167 105

1.  Name of reporting person

      Joseph Vannuki

2.  Check the appropriate box if a member of a group  (a)[ ]  (b)[x]

3.  SEC use only.

4.  Source of funds.

      PF

5. Check box if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) [ ]

6.  Citizenship or place of organization

     USA

7. Number of shares beneficially owned by each reporting person with sole voting power

      64,409

8. Number of shares beneficially owned by each reporting person with shared voting power

      0

9. Number of shares beneficially owned by each reporting person with sole dispositive power.

      64,409

10. Number of shares beneficially owned by each reporting person with shared dispositive power

      0

11. Aggregate amount beneficially owned by each reporting person.

      64,409

12. Check box if the aggregate amount in Row 11 excludes certain shares [ ]

13. Percent of class presented by amount in Row 11

      0.3%

14. Type of reporting person

      IN

Item 1. Security and Issuer

This schedule relates to shares of common stock, $.01 par value ("Common Stock") of DDL Electronics, Inc., a Delaware corporation (the "Company"), whose principal executive offices are located at 2151 Anchor Court, Newbury Park, CA 91320; the Company's telephone number at that location is (805) 376-9415. The Common Stock trades on the NYSE. The number of issued and outstanding shares of Common Stock as provided by the Company on October 22, 1997 is 24,593,858.


Item 2. Identity and Background.

       (a) This statement is filed jointly by the following persons to reflect the dissolution of the "group"(the "Group") with respect to which this
Schedule 13D was originally filed: (i) Fortuna Investment Partners, L.P., a California limited partnership ("Fortuna Investment Partners") with respect to shares of Common Stock held or beneficially owned by the partnership;
(ii)Fortuna Capital Management, Inc.("Fortuna Capital Management") as general partner and discretionary investment adviser of Fortuna Investment Partners and with respect to shares of Common Stock held or beneficially owned by the company; (iii) Ronald J. Vannuki as sole shareholder and president of Fortuna Capital Management; (iv)Richard Fechtor with respect to shares of Common Stock held or beneficially owned by him; (v) Fortuna Advisors, Inc. ("Fortuna Advisors")as discretionary investment adviser with respect to shares of Common Stock held or beneficially owned by its advisory clients; (vi) Karen Beth Brenner with respect to shares of Common Stock held or beneficially owned by her and as sole shareholder and president of Fortuna Advisors; and (vii) Joseph Vannuki with respect to shares of Common Stock held or beneficially owned by him. The foregoing persons hereinafter sometimes are referred to collectively as the "Reporting Persons." Each of the Reporting Persons hereby disclaims membership in the Group, and by the filing intends to terminate the Group's Schedule 13D filing requirements under Section 13(d) of the Securities Act of 1934, as amended.

       (b) The principal business address of (i)Fortuna Investment Partners;
(ii)Fortuna Capital Management; and (iii) Ronald J. Vannuki is 100 Wilshire Boulevard, Fifteenth Floor, Santa Monica, California 90401. The principal business address of (i)Fortuna Advisors and (ii)Karen B. Brenner is 1300 Bristol Street North, Suite 230, Newport Beach, California 92660. The principal business address of Richard Fechtor is 225 Franklin Street, Twentieth Floor, Boston, Massachusetts 02110. The principal business address of Joseph Vannuki is 773 Ron Lee Lane, Youngstown, Ohio 44512.

       (c) The business of (i) Fortuna Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for investment for its own account; (ii)Fortuna Capital Management is to serve as the general partner of Fortuna Investment Partners; and Ronald J. Vannuki is to serve as president of Fortuna Capital Management and as registered representative with securities brokerage firm.

           The business of Richard Fechtor is a registered representative and director of Fechtor, Detwiler & Co., a securities brokerage firm.

           The business of (i)Fortuna advisors is the provision of discretionary investment management services to clients; and (ii) Karen B. Brenner is to serve as president of Fortuna Advisors.

           Joseph Vannuki is retired.

       (d) None of the Reporting Persons has, during the past five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

       (e) None of the Reporting Persons has, during the past five years, been a party to civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

       (f) (i)Fortuna Investment Partners is a California limited partnership;
(ii)Fortuna Capital Management is a California corporation; (iii)Ronald J. Vannuki is a United States citizen; (iv)Richard Fechtor is a United States citizen; (v) Fortuna Advisors is a California corporation; (vi)Karen B. Brenner is a United States citizen; and (vii) Joseph Vannuki is a United States citizen.


Item 3. Source and Amount of Funds or Other Consideration.

          The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Fortuna Investment Partners is $902,860. The source of funds for this consideration was working capital.

          The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Fortuna Capital Management is $0.

          The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Ronald J. Vannuki is $3,560. The source of funds for this consideration was personal funds.

          The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Richard Fechtor is $557,977. The source of funds for this consideration was personal funds.

          The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Fortuna Advisors is $1,253,941. The source of funds for this consideration was Fortuna Advisor's clients' personal funds.

          The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Karen B. Brenner is $47,600. The source of funds for this consideration was $33,360 in personal funds and $14,240 was a gift of 16,000 shares.

          The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by Joseph Vannuki is $116,306. The source of funds for this consideration was personal funds.


Item 4. Purpose of Transaction

          The purpose of the transaction leading to the filing of this Amendment to Schedule 13D is the dissolution of the group that had been formed to allow the Reporting Persons to acquire sufficient shares in order to gain participation in the active management of the Company and to gain representation on the Company's Board of Directors. The prior agreement allowed each Reporting Person to make further purchases of shares of Common Stock from time to time and to dispose of any or all shares of Stock held by such person at any time. Such group was dissolved on or about September 30, 1997.


Item 5. Interest in Securities of the Issuer

      (a) As of the date hereof:

         (i) Fortuna Investment Partners beneficially owns 825,630 shares of Common Stock which includes 420 convertible subordinated debentures convertible into 39,530 shares of Common Stock. Fortuna Investment Partners is the beneficial owner of 3.4% of the Common Stock.

         (ii) Fortuna Capital Management, as general partner and discretionary investment adviser to Fortuna Investment Partners beneficially owns 975,630 shares of Common Stock which includes 420 convertible subordinated debentures convertible into 39,530 shares of Common Stock and 150,000 warrants convertible into 150,000 shares of stock. Fortuna Capital Management is the beneficial owner of 3.9% of the Common Stock.

          (iii) Ronald J. Vannuki, as sole shareholder and president of Fortuna Capital Management, as a registered representative with discretionary authority over a customer's account and as a direct owner of shares of Common Stock beneficially owns 1,362,857 shares of Common Stock which includes 420 convertible subordinated debentures convertible into 39,530 shares of Common Stock. Ronald J. Vannuki is the beneficial owner of 4.9% of the Common Stock.

          (iv) Richard Fechtor beneficially owns 578,550 shares of Common Stock. Mr. Fechtor is the beneficial owner of 2.4% of the Common Stock.

          (v) Fortuna Advisors as discretionary investment adviser to clients whose accounts hold the Common Stock beneficially owns 932,254 shares of Common Stock which includes 282 convertible subordinated debentures convertible into 26,111 shares of Common Stock and 75,000 warrants convertible into 75,000 shares of stock. Fortuna Advisors is the beneficial owner of 3.9% of the Common Stock.

          (vii) Karen B. Brenner, as sole shareholder and president of Fortuna Advisors and as a direct owner of shares of Common Stock beneficially owns 1,110,654 shares of Common Stock which includes 282 convertible subordinated debentures convertible into 26,111 shares of Common Stock, 75,000 warrants convertible into 75,000 shares of stock and 60,000 options convertible into 60,000 shares of Common Stock. Karen B. Brenner is the beneficial owner of 4.5% of the Common Stock.

          The Reporting Persons in the aggregate may be deemed to own an aggregate of 12.5% of the Common Stock. However, effective September 30, 1997, the Reporting Persons have dissolved the group previously identified in this Schedule 13D. this filing represents the former group's final filing. Any further required filings, if any, will be made individually by the former members of such group.



      (b)
                                  No. of Shares       Percentage
                                Beneficially Owner     of Class     Sole Power
                                ------------------    -----------   ----------
   Fortuna Investment Partners        825,630            3.4%               0
   Fortuna Capital Management         975,630            3.9%               0
        Ronald J. Vannuki           1,212,857            4.9%           3,500
         Richard Fechtor              578,550            2.4%         578,550
        Fortuna Advisors              932,254            3.9%               0
        Karen B. Brenner            1,110,654            4.5%         178,400
         Joseph Vannuki                64,409            0.3%          64,409



      (c) The trading dates, number of shares purchased or sold and price per share for all transactions by the Reporting Persons since October 2, 1997 are set forth on Schedule A hereto. All such transactions, unless otherwise noted, were open market transactions and were effected on the NYSE. No other transactions were effected by the Reporting Persons during such period.

      (d) No person other than each respective owner of Common Stock referred to herein is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such Common Stock.

      (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

       Fortuna Capital Management has provided various consulting and financial advisory services for which it received 150,000 warrants, which are convertible into 150,000 shares of Common Stock, as compensation. The warrants have not been exercised.

Item 7. Material to Be Filed as Exhibits.

       No new exhibits. Exhibits previously file by the Reporting Persons are incorporated herein by this reference.
Agreement

                            SIGNATURES

       After reasonable inquiry and to the best of my knowledge and belief, information set forth in this statement is true, complete and correct.

 December 2, 1997
-------------------
       Date


Fortuna Investment Partners, L.P.
By: Fortuna Capital Management, Inc.
    its General Partner
     By:  /s/  Ronald J. Vannuki
         -------------------------
         Ronald J. Vannuki, President


Fortuna Capital Management, Inc.
     By:  /s/  Ronald J. Vannuki
         -------------------------
         Ronald J. Vannuki, President


/s/  Ronald J. Vannuki
-------------------------
Ronald J. Vannuki
Individual


/s/ Richard Fechtor
-----------------------
Richard Fechtor
Individual


Fortuna Advisors, Inc.
  By: /s/ Karen B. Brenner
      ------------------------
      Karen B. Brenner, President


/s/ Karen B. Brenner
----------------------
Karen B. Brenner
Individual


/s/ Joseph Vannuki
-------------------------
Joseph Vannuki
Individual

                                       Schedule A
                                Transactions from 10/2/96



-----------------------------------------------------------------------------------------
                                                                       Broker Effective
           Party               Date     Bought (Sold) Price Per Share     Transaction
-----------------------------------------------------------------------------------------
     Fortuna Advisors         10/02/96         (5,500)          1.25     Bear Stearns
     Fortuna Advisors         11/05/96        (10,000)          0.97     Bear Stearns
     Fortuna Advisors         11/05/96        (20,000)          0.97     Bear Stearns
     Fortuna Advisors         11/05/96        (20,000)          0.97     Bear Stearns
     Fortuna Advisors         11/06/96         (2,000)         0.999     Bear Stearns
     Fortuna Advisors         11/07/96         (1,000)         0.967     Bear Stearns
     Fortuna Advisors         11/08/96         (1,000)         0.967     Bear Stearns
     Fortuna Advisors         11/11/96         (1,000)         0.967     Bear Stearns
     Fortuna Advisors         11/12/96         (1,000)         0.977     Bear Stearns
     Fortuna Advisors         11/13/96         (1,000)         0.997     Bear Stearns
     Fortuna Advisors         11/15/96         (1,000)         0.997     Bear Stearns
     Fortuna Advisors         11/18/96         (1,000)         0.967     Bear Stearns
     Fortuna Advisors         11/19/96         (1,000)         0.997     Bear Stearns
     Fortuna Advisors         11/20/96         (1,000)         0.997     Bear Stearns
Fortuna Investment Partners   11/22/96        (10,000)          1.00     Bear Stearns
          Fechtor             11/23/96         (5,000)          0.94   Fechtor, Detwiler
Fortuna Investment Partners   12/18/96        (15,000)          0.98     Bear Stearns
     Fortuna Advisors         12/20/96         (5,000)         0.999     Bear Stearns
          Fechtor             12/23/96         (5,000)          0.94   Fechtor, Detwiler
     Fortuna Advisors         12/30/96        (81,500)                  Trf. to Client
     Fortuna Advisors         12/30/96        (26,000)                  Trf. to Client
     Fortuna Advisors         12/30/96       (182,000)                  Trf. to Client
Fortuna Investment Partners   12/31/96        (35,000)          0.91     Bear Stearns
Fortuna Investment Partners   01/03/97        (25,000)          0.96     Bear Stearns
     Fortuna Advisors         01/15/97         11,500                  Trf. from Client
Fortuna Investment Partners   01/15/97        (10,000)          0.92     Bear Stearns
Fortuna Investment Partners   01/16/97        (10,000)          0.92     Bear Stearns
Fortuna Investment Partners   01/29/97        (20,900)          0.94     Bear Stearns
Fortuna Investment Partners   02/04/97        (20,000)          0.92     Bear Stearns
Fortuna Investment Partners   02/25/97        (25,000)          0.85     Bear Stearns
     Fortuna Advisors         02/28/97       (100,000)bonds             Trf. to Client
     Fortuna Advisors         02/28/97       (112,000)bonds             Trf. to Client
          Brenner             04/03/97          1,000          0.965     Bear Stearns
     Fortuna Advisors         04/03/97          5,000          0.943     Bear Stearns
     Fortuna Advisors         04/03/97          5,000          0.943     Bear Stearns
     Fortuna Advisors         04/10/97           (500)         0.935     Bear Stearns
Fortuna Investment Partners   04/10/97        (10,000)          0.93     Bear Stearns
        R. Vannuki            04/21/97         (4,000)          1.00     Bear Stearns
        R. Vannuki            04/24/97        (18,000)          1.00     Bear Stearns
Fortuna Investment Partners   05/15/97         (4,000)          1.10     Bear Stearns
Fortuna Investment Partners   05/16/97        (30,000)          1.10     Bear Stearns
Fortuna Investment Partners   05/19/97        (22,000)          1.22     Bear Stearns
Fortuna Investment Partners   05/22/97        (30,000)          1.35     Bear Stearns
Fortuna Investment Partners   05/23/97         (2,500)          1.47     Bear Stearns
Fortuna Investment Partners   05/27/97        (22,200)          1.47     Bear Stearns
Fortuna Investment Partners   05/28/97        (25,300)          1.47     Bear Stearns
     Fortuna Advisors         06/01/97        (36,316)                  Trf. to Client
        R. Vannuki            06/10/97         (5,000)          1.24     Bear Stearns
          Fechtor             06/17/97        150,000           0.75   private placement
        R. Vannuki            06/17/97        (10,000)          1.16     Bear Stearns
          Fechtor             07/10/97         (4,500)          1.06   Fechtor, Detwiler

          Fechtor             07/11/97         (3,000)          1.13   Fechtor, Detwiler
Fortuna Investment Partners   08/04/97        (20,000)          0.92     Bear Stearns
        R. Vannuki            08/05/97         (3,000)          0.92     Bear Stearns
        R. Vannuki            08/06/97         (1,200)          0.98     Bear Stearns
Fortuna Investment Partners   08/14/97        (25,000)          0.82     Bear Stearns
Fortuna Investment Partners   08/18/97        (10,100)          0.78     Bear Stearns
        R. Vannuki            08/19/97        (15,000)          0.79     Bear Stearns
Fortuna Investment Partners   08/20/97        (50,000)          0.79     Bear Stearns
Fortuna Investment Partners   08/21/97        (15,160)          0.83     Bear Stearns
        R. Vannuki            08/22/97        (10,000)          0.76     Bear Stearns
Fortuna Investment Partners   08/25/97        (10,000)          0.89     Bear Stearns
        R. Vannuki            08/25/97        (10,000)          0.92     Bear Stearns
Fortuna Investment Partners   08/29/97        (10,000)          1.00     Bear Stearns
        R. Vannuki            09/11/97        (20,000)          0.92     Bear Stearns
Fortuna Investment Partners   10/28/97        (15,000)          0.77     Bear Stearns
Fortuna Investment Partners   10/29/97        (10,000)          0.79     Bear Stearns
Fortuna Investment Partners   10/30/97        (10,000)          0.80     Bear Stearns
        R. Vannuki            10/31/97        (30,000)          0.79     Bear Stearns
        R. Vannuki            11/04/97        (20,000)          0.79     Bear Stearns
        R. Vannuki            11/04/97        (19,000)          0.79     Bear Stearns
Fortuna Investment Partners   11/06/97         (9,600)          0.82     Bear Stearns
Fortuna Investment Partners   11/07/97        (10,000)          0.89     Bear Stearns
Fortuna Investment Partners   11/10/97        (10,000)          0.89     Bear Stearns
Fortuna Investment Partners   11/12/97        (10,000)          0.82     Bear Stearns


* The purchases were transfers (or sales) from Brenner's husband's brokerage account.